भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्या[redacted]
स्टेट बैंक भव
मादाम कामा
मुंबई 400 0

Shares & Bonds Department
[redacted]an, Madame Cama Marg,
I.
285 5348
(022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

04012571

SUPPL

क्रमांक / No. : CO / S & B / VR/2004/ 309

दिनांक / Date : 30.01.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FEB 3 2004

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR
THE QUARTER ENDED 31ST DECEMBER, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/295 dated the January 30, 2004 addressed to The Stock Exchange, Mumbai alongwith a copy of the unaudited(Reviewed) financial results for quarter ended 31st December, 2003.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Encl. : a/a.

dlw 2/4

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82 4824

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B/R/2004/295

दिनांक / Date : 30.01.2004

Dear Sir,

LISTING AGREEMENT
UNAUDITED(REVIEWED) FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2003

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited(reviewed) financial results of the Bank for the quarter ended the 31st December, 2003, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

True copy

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2003

Rs. in crore

	Particulars	Quarter ended		Nine months ended		Year ended
		31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Mar 2003 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	7437.43	7705.48	22821.64	23066.35	31087.02
	(a) Interest / discount on advances / bills	2843.95	2817.21	8451.30	8476.32	11229.10
	(b) Income on Investments	3911.22	3860.00	11613.16	11184.17	15257.64
	(c) Interest on balances with Reserve Bank of India & other interbank funds	493.23	811.52	2179.19	2563.95	3273.67
	(d) Others	189.03	216.75	577.99	841.91	1326.61
2	Other Income	1121.91	1361.44	5529.92	3533.86	5740.26
	(A) TOTAL INCOME (1+2)	8559.34	9066.92	28351.56	26600.21	36827.28
3	Interest Expended	4664.44	5309.99	14948.92	15856.15	21109.46
4	Operating Expenses (e) + (f)	2094.61	1884.32	6214.50	5476.66	7942.42
	(e) Payments to and provisions for employees	1452.00	1385.54	4324.57	3958.92	5688.71
	(f) Other Operating Expenses	642.61	498.78	1889.93	1517.74	2253.71
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6759.05	7194.31	21163.42	21332.81	29051.88
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1800.29	1872.61	7188.14	5267.40	7775.40
	(D) Other Provisions and Contingnecies	707.97	549.31	3011.16	1445.49	2507.89
	(E) Provision for Taxes	172.88	536.25	1368.44	1454.46	2162.51
	(F) NET PROFIT (C - D - E)	919.44	787.05	2808.54	2367.45	3105.00
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	16677.08	14698.08	16677.08	14698.08	16677.08
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	14.74%	14.13%	14.74%	14.13%	13.50%
	(iii) Earnings Per Share (in Rs.)	17.47 (not annualised)	14.95 (not annualised)	53.36 (not annualised)	44.98 (not annualised)	59.00

Segment-wise Revenue, Results and Capital Employed

Rs. in crore

		Particulars	Quarter ended		Nine months ended		Year ended
			31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Mar.2003. (Audited)
1		Segment Revenue (income)					
	a.	Banking Operations	7359.99	7997.71	23261.43	23393.27	31250.98
	b.	Treasury Operations	4692.89	5195.65	16751.43	14938.40	21425.89
		Total	12052.88	13193.36	40012.86	38331.67	52676.87
		Less: Inter Segment Revenue	3493.54	4126.44	11820.93	11846.66	15986.81
		Net Income from Operations	8559.34	9066.92	28191.93	26485.01	36690.06
2		Segment Results (Profit before tax)					
	a.	Banking Operations	842.32	855.75	2295.13	2616.09	2639.31
	b.	Treasury Operations	338.62	527.23	2998.43	1356.51	2880.34
		Total	1180.94	1382.98	5293.56	3972.60	5519.65
		Less : Unallocated expenses (net of unallocated income	88.62	59.68	1116.58	150.69	252.14
		Operating Profit	1092.32	1323.30	4176.98	3821.91	5267.51
		Less : Income Tax	172.88	536.25	1368.44	1454.46	2162.51
		Net Profit	919.44	787.05	2808.54	2367.45	3105.00
3		Segment Assets					
	a.	Banking Operations	346624.29	313093.41	346624.29	313093.41	346624.29
	b.	Treasury Operations	192371.83	171782.55	192371.83	171782.55	192371.83
	c.	Unallocated	18829.64	3765.77	18829.64	3765.77	18829.64
		Less : Eliminations	181949.26	140413.48	181949.26	140413.48	181949.26
		Total	375876.50	348228.25	375876.50	348228.25	375876.50
4		Segment Liabilities					
	a.	Banking Operations	331062.18	300105.78	331062.18	300105.78	331062.18
	b.	Treasury Operations	189356.13	169546.13	189356.13	169546.13	189356.13
	c.	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	161744.86	136647.71	161744.86	136647.71	161744.86
		Total	358673.45	333004.20	358673.45	333004.20	358673.45

(Segment Assets and Liabilities are as on 31st March of the previous year)

1 The working results for the quarter ended 31st December 2003 have been arrived at after considering provisions for NPAs, Bonus, Gratuity,Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax) Wealth Tax, and other contingencies on an estimated basis.
2 Payments to and provisions for Employees for the quarter ended 31st December, 2003 includes an amount of Rs.88.63 crore being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme Implemented in FY 2000-01 amortised on pro-rata basis.
3 In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.
4 Number of Investors Complaints received and disposed off during the quarter ended 31st December, 2003 : (i) Pending at the beginning of the quarter - Nil. (ii) Received during the quarter - 6299. (iii) Disposed off Juring the quarter - 6224. (iv) Lying unresolved at the end of the quarter - 75.
5 The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 30th January 2004 and subjected to Review by Auditors.

Mumbai
Date : 30th January 2004

P. N. VENKATACHALAM
Managing Director & Group Executive (NB)

C. BHATTACHARYA
Managing Director & Group Executive (CB and A&S)

A. K. PURWAR
Chairman

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B/VR/2004/ 286

दिनांक / Date : 28.01.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/279 dated the 28th January, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/279

दिनांक / Date : 28.01.2004

Dear Sir,

LISTING AGREEMENT : CLAUSE 30A
CHANGE IN DIRECTORS

In terms of Clause 30A of the Listing Agreement, we advise that in pursuance of clause (d) of Section 19 read with sub-section 3(A) and sub-section(4) of Section 20 of the State Bank of India Act, 1955(23 of 1955), the Central Government, in consultation with the Reserve Bank of India has nominated Shri Rajiv Pandey Chartered Accountant and resident of Pandey Chamber, 6 – Gopal Bari, Ajmer Road, Jaipur-302001 and Shri Piyush Goyal, Chartered Accountant and resident of 75, Amber, Sion(West), Mumbai – 400022 as directors of Central Board of State Bank of India for a period of three years with effect from 23rd January, 2004.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

True copy

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.